SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 November 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document

1	Capitalisation table as at 30 September 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ T Tookey
	Name:	Tim J W Tookey
	Title:	Group Finance Director Lloyds Banking Group plc

21 November 2011

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2011.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2011
(£m)
Capitalisation
Equity
Shareholders’ equity	45,685
Non-controlling interests	640
Total equity	46,325

Indebtedness

Subordinated liabilities	36,452

Debt securities
Debt securities in issue	213,957
Liabilities held at fair value through profit or loss (debt securities)	7,269
Total debt securities	221,226

Total indebtedness	257,678

Total capitalisation and indebtedness	304,003

Excluding indebtedness issued under government-guaranteed funding programs, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 September 2011, all indebtedness was unsecured except for £77.4 billion of securitisation notes and covered bonds and £16.2 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of the 9⅛% Subordinated Bonds 2011 on 17 October 2011 (carrying value £163 million at 30 September 2011) there have been no issuances or redemptions of subordinated indebtedness since 30 September 2011.

There has been no material change in the information set forth in the table above since 30 September 2011.